SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 December 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

News Release
22 December 2015

NOT FOR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP PLC ANNOUNCES FINAL RESULTS OF EXCHANGE OFFER

Lloyds Banking Group plc ("LBG") today announced the expiration and final results of its previously announced exchange offer for specified series of outstanding subordinated debt securities issued by HBOS plc and Lloyds Bank plc (the "Exchange Offer"). The terms and conditions of the Exchange Offer are set forth in the Exchange Offer Memorandum dated 23 November 2015 (the "Exchange Offer Memorandum").

Based on information provided by the Exchange Agent, approximately U.S.$1.44 billion aggregate principal amount of Old Notes were validly tendered and not validly withdrawn by 11:59 p.m., New York City time, on 21 December 2015 (the "Expiration Deadline"), as more fully set forth below.

This amount includes $25,837,000 aggregate principal amount of the 2020 Old Notes and $501,000 aggregate principal amount of the 2033 Old Notes tendered after 5:00 p.m., New York City time, on 7 December 2015 (the "Early Participation Date") but prior to the Expiration Deadline and accepted for exchange.

This is in addition to the previously accepted amounts on 10 December 2015 (the "Early Settlement Date") of $1,133,093,000 aggregate principal amount of the 2020 Old Notes and $283,386,000 aggregate principal amount of the 2033 Old Notes.

LBG has accepted for exchange on the Final Settlement Date all Old Notes that were validly tendered after the Early Participation Date but at or prior to the Expiration Deadline. The Final Settlement Date is expected to be 23 December 2015.

The table below sets forth, among other things, the principal amount of each series of Old Notes validly tendered and accepted for exchange pursuant to the Exchange Offer:

Old Notes	CUSIP	Principal Amount Outstanding(1)	Principal Amount Tendered Prior to Early Participation Date and Accepted for Exchange	Principal Amount Tendered After Early Participation Date but Prior to Expiration Deadline and Accepted for Exchange	Principal Amount of New Notes to be Issued on the Final Settlement Date	Principal Amount of New Notes Issued Pursuant to the Exchange Offer(4)
Lloyds Bank plc 6.50% Fixed Rate Lower Tier 2 Notes due 2020	53947NAA2 53947QAA5	$2,000,000,000	$1,133,093,000	$25,837,000	$28,907,000(2)	$1,353,364,000
HBOS plc 6.00% Subordinated Notes due 2033	4041A2AF1 4041A3AG7	$750,000,000	$283,386,000	$501,000	$547,000(3)	$324,082,000

(1)   Aggregate principal amount of the Old Notes outstanding as of the commencement of the Exchange Offer.
(2)   The 2025 New Notes issued on the Final Settlement Date will constitute a further issuance of, form a single series with and have the same CUSIP numbers as, the 2025 New Notes issued on the Early Settlement Date.
(3)   The 2045 New Notes issued on the Final Settlement Date will constitute a further issuance of, form a single series with and have the same CUSIP numbers as the 2045 Original Notes issued on the Existing Notes Issue Date and the
        2045 New Notes issued on the Early Settlement Date.
(4)   Aggregate principal amount of the New Notes issued on the Early Settlement Date and to be issued on the Final Settlement Date.

Following the Final Settlement Date, $1,353,364,000 aggregate principal amount of the 2025 New Notes and $824,082,000 aggregate principal amount of the 2045 New Notes (which includes $500,000,000 aggregate principal amount of the 2045 Original Notes already in issue) will be outstanding.

LBG has not registered the New Notes under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The New Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Exchange Offer or the securities to be issued in the Exchange Offer or passed upon the adequacy or accuracy of the Exchange Offer Memorandum. Any representation to the contrary is a criminal offense. LBG has entered into a Registration Rights Agreement with the Dealer Managers with respect to the New Notes whereby LBG will be obligated to use commercially reasonable efforts to file a registration statement with respect to an offer to exchange the New Notes for substantially similar notes of LBG that are registered under the Securities Act or, in certain circumstances, register the resale of the New Notes.

Further Information

Requests for information should be directed to:

Exchange Agent
Lucid Issuer Services Limited	Email: lbg@lucid-is.com
Sunjeeve Patel / David Shilson	Telephone: +44 (0) 20 7704 0880
Investor Relations
Douglas Radcliffe	Email: douglas.radcliffe@finance.lloydsbanking.com
Group Investor Relations Director	Telephone: +44 (0) 20 7356 1571

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                              Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 22 December 2015